

05041950

SECUI MISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

amended

SEC FILE NUMBER
8-45423

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dunwoody Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2496 Jett Ferry Road, Suite 200
(No. and Street)

Atlanta, GA 30338-3061
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert L. Hopkins 678-731-0007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mirick, Eddie L., P.C.
(Name – *if individual, state last, first, middle name*)

P.O. Box 392, 314 Residence Ave., Albany, GA 31701
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert L. Hopkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dunwoody Brokerage Services, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public Gwinnett County, GA My commission Expires Sep 18, 2007

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DUNWOODY BROKERAGE SERVICES, INC.

COMPUTATION OF NET CAPITAL And BASIC NET CAPITAL

REQUIREMENTS UNDER RULE 15C3-3

December 31, 2004 And 2003

	2004	2003
NET CAPITAL		
Total Shareholders' Equity	$ 97,100	$ 94,569
TOTAL CAPITAL And ALLOWABLE LIABILITIES	$ 97,515	$ 95,809
DEDUCT NON-ALLOWABLE ASSETS:		
Equipment	$ 1,979	$ 6,257
Prepaid Expenses, taxes,& Deposits	23,719	15,650
Deposit at CRD	3,275	1,814
Receivable from brokers	5,508	4,619
	$ 34,481	$ 28,340
NET CAPITAL BEFORE HAIRCUTS	$ 63,034	$ 67,469
HAIRCUTS ON SECURITIES:		
Marketable securities	$ 11,299	$ 1,804
Non marketable securities	7,400	7,400
Money Market Funds	933	1,509
	$ 19,632	10,713
NET CAPITAL	$ 43,402	$ 56,756
AGGREGATE INDEBTEDNESS	$ 189,963	$ 202,031
BASIC NET CAPITAL REQUIREMENTS		
Minumum Net Capital Required (Greater of $5,000 or 6-2/3% of Aggregate Indebtedness	$ 12,664	$ 13,468
EXCESS CAPITAL	$ 30,738	$ 43,288
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part I of Form X-17A-5 as of December 31, 2004 And 2003)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 45,672	$ 62,599
Audit Adjustments		
Change in allowable assets	$ 480	$ 1,448
Increase in aggregate indebtedness	(2,750)	$(7,291)
Net audit adjustments	$(2,270)	$(5,843)
Net capital per above	$ 43,402	$ 56,756

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

EDDIE L. MIRICK, P.C.
CERTIFIED PUBLIC ACCOUNTANT

314 WEST RESIDENCE AVENUE
P.O. BOX 392
ALBANY, GA. 31702
229-436-0650

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
GEORGIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Dunwoody Brokerage Services, Inc.

I have audited the financial statements of Dunwoody Brokerage Services, Inc. for the years ended December 31, 2004 and 2003, and have issued my report thereon dated February 08, 2005. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control (which did not include the procedures for safeguarding securities since this does not apply to this company) to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of the study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Dunwoody Brokerage Services, Inc. that I considered relevant to the objectives stated in rule 17a-5(g). The only stated objective that applies to this Company is (i) making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute , assurance that assets for which

the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

The study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Dunwoody Brokerage Services, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study , I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange commission and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



EDDIE L. MIRICK, P.C.
Albany, Georgia
February 08, 2005